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Securities and Exchange
JAN 3 1 2020
RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68899

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SQUARE GLOBAL U.S. LLC (D/B/A SQUARE GLOBAL MARKETS)

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

708 THIRD AVENUE, 6TH FLOOR
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ELIZABETH ATTANASIO 212-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ALVAREZ & ASSOCIATES, INC. CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

9221 CORBIN AVE, SUITE 165	NORTHRIDGE	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

yw

OATH OR AFFIRMATION

I, ROCHELLE BERTAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SQUARE GLOBAL U.S. LLC (D/B/A SQUARE GLOBAL MARKETS), as of DECEMBER 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PETER J. CHO
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01CH6308766
QUALIFIED IN WESTCHESTER COUNTY
MY COMMISSION EXPIRES JULY 28, 2022

Signature

CCO & CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SQUARE GLOBAL U.S . LLC

(D/B/A SQUARE GLOBAL MARKETS)

Financial Statement

With

Report of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2019

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

SQUARE GLOBAL U.S . LLC
(D/B/A SQUARE GLOBAL MARKETS)
(A LIMITED LIABILITY COMPANY)
DECEMBER 31, 2019

Table of Contents

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Square Global U.S. LLC dba Square Global Markets:

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Square Global U.S. LLC dba Square Global Markets (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
January 29, 2020

☎ 818-451-4661
9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

SQUARE GLOBAL U.S . LLC
(D/B/A SQUARE GLOBAL MARKETS)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS		
Cash	$	69,552
Accounts receivable, net		-
Property and equipment, net		6,402
Security deposit		1,295
Prepaid expenses		1,742
TOTAL ASSETS	$	78,991
LIABILITIES AND MEMBER'S EQUITY (DEFICIT)		
LIABILITIES		
Accounts payable and accrued expenses	$	4,334
Due to Member		12,812
Subordinated equity loans		280,000
TOTAL LIABILITIES		297,146
MEMBER'S EQUITY (DEFICIT)		(218,155)
TOTAL LIABILITIES AND MEMBER'S EQUITY (DEFICIT)	$	78,991

See Accompanying Notes to Financial Statements

SQUARE GLOBAL U.S . LLC
(D/B/A SQUARE GLOBAL MARKETS)
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2019

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS:

Square Global U.S. LLC (D/B/A Square Global Markets) (the "Company") was formed as a limited liability company in Delaware on April 2, 2009. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

The Company is authorized by FINRA to be an exchange member engaged in floor activities, a broker or dealer retailing corporate equity securities over-the-counter, a put and call broker or dealer or options writer and a non-exchange member arranging for transactions in listed securities by exchange member. The Company did not conduct any securities business for the year ended December 31, 2019.

On September 20, 2017, the Company filed a name change with the State of Delaware and FINRA from Blue Vase Securities, LLC to Square Global U.S. LLC (D/B/A Square Global Markets). On September 29, 2017, the Company entered into a formal purchase agreement with Square Global Holdings U.S. Inc. ("SGH" and "Member") through two subordinated equity loans, effectively making them 24% owners of the Company. On February 13, 2018, the firm completed the Change in Membership process with FINRA, whereby SGH was formally approved to purchase the remaining 76% of the Company. As of December 31, 2018 the Company was wholly-owned by SGH.

The Member is fully committed to fund the Company's operations as needed in the future.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. As of December 31, 2019, there is a Net Receivable balance of $0 ($8,830 gross receivables less $8,830 allowance for doubtful accounts).

Revenue and Expense Recognition

ASC Topic 606, Revenue from Contracts with Customers

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment as of January 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Revenue and Expense Recognition (Continued)

Significant Judgement

Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue

The Company was inactive in 2019. There was no revenue, other than interest income, to either recognize or defer.

Income Taxes

The Company is a single member limited liability company that is treated as a disregarded entity for tax purposes. The taxable income or loss of the Company is allocated to the member. Accordingly, no provision for federal or state income taxes has been reflected in the accompanying financial statements. The Company is subject to New York City unincorporated business tax. As of December 31, 2019 no such liability was incurred for the year.

The Company accounts for uncertainties in income taxes under the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) ("Topic") 74010-05, "Accounting for Uncertainty in Income Taxes." The Topic clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The Topic prescribes a recognition threshold and measurement attitude for the financial statement recognition and measurement of as tax position taken or expected to be taken in a tax return. The Topic provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At December 31, 2019, the Company had no material unrecognized tax benefits.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's income tax returns for three years from the date of filing.

Leases

The Company has an operating lease for office space not subject to ASC 842, according to the short-term lease examption. The Company recognizes lease cost associated with this lease on a straight-line basis over the lease term.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

NOTE 3 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital of $50,558, which was $45,558 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .38 to 1, which is less than 15 to 1.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK:

Cash

The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account. At December 31, 2019, the amount in excess of insured limits was $0.

NOTE 5 – SUBORDINATED EQUITY LOAN:

The subordinated liability consists of three equity subordinated loan agreements from Square Global Holdings U.S. Inc. totaling $280,000 evidenced by agreements and subordinated loan agreements, all of which are approved by FINRA. The notes bear interest of 3% per annum. Repayment of subordinated equity loans approved by FINRA are subjected to repayment restrictions pursuant 15c3-1 and 15c3-3.

NOTE 6 – OFF BALANCE SHEET RISK:

Pursuant to clearance agreements, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

NOTE 7 – PROPERTY AND EQUIPMENT:

Property and equipment consisted of the following as of December 31, 2019:

		Useful Life
Furniture and fixtures	$ 10,922	3-5 years
Less: Accumulated depreciation	4,520	
Net property and equipment	$ 6,402	

Depreciation expense for the year ended December 31, 2019 was $2,184.

NOTE 9 – COMMITMENT AND CONTINGENCIES:

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2019, or during the year then ended.